UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 22, 2009

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

Item 1. Information Contained in this Form 6-K Report

On January 22, 2009, Seaspan Corporation (the “Company”) entered into a preferred stock purchase agreement (the “Purchase Agreement”) to issue and sell shares of 12% Cumulative Preferred Shares – Series A, par value $0.01 per share (the “Preferred Shares”), to Dennis R. Washington, Kevin L. Washington, Kyle Washington, who is the Company’s chairman, and Graham Porter, through certain of their respective affiliates (collectively, the “Investors”), for $200 million. Under the Purchase Agreement, the Preferred Shares are to be issued in two equal tranches of $100 million. The first tranche closed on January 30, 2009. The second tranche of $100 million aggregate amount of the Preferred Shares is expected to close in the fourth quarter of 2009, subject to closing conditions provided in the Purchase Agreement. The Preferred Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being issued and sold in a private placement pursuant to Section 4(2) of the Securities Act. A copy of the Purchase Agreement is filed as Exhibit 10.1 to this report.

In connection with the closing of the transactions contemplated by the Purchase Agreement, on January 29, 2009, the Company filed a statement of designation (the “Statement of Designation”) creating the Preferred Shares and establishing the designations, preferences and other rights of the Preferred Stock with the Registrar of Corporations of the Republic of the Marshall Islands.

The Statement of Designation sets the initial liquidation preference of the Preferred Shares at $1,000 per share, subject to adjustment. No dividend will be payable in respect of the Preferred Shares for the initial five-year period. Instead, the liquidation preference of the Preferred Shares will increase at a rate of 12% per annum until January 31, 2014, compounded quarterly. As a result, this will not reduce the Company’s distributable cash available to common shareholders during the next five years. The Preferred Shares will automatically convert into the Company’s Class A Common Shares (the “Common Shares”) at a conversion price of $15.00 at any time on or after January 31, 2014 if the average closing price of the trailing 30-trading days of the Common Shares is equal to or greater than $15.00. If at any time on or after January 31, 2014 the average closing price over the trailing 30 trading days of the Class A Common Shares is less than $15.00, the Company has the option to convert the Preferred Shares at a conversion price of $15.00 and pay the Investors 115% of the difference between the conversion price and the average closing price of the trailing 30 trading days of the Common Shares, payable in cash or Common Shares at the Company’s option. If on January 31, 2014 the Preferred Shares have not converted to Common Shares, the liquidation preference of the Preferred Shares will increase at a rate of 15% per annum, compounded quarterly, payable in cash or by continuing to increase the liquidation value of the Preferred Shares at the holder’s option.

Upon any liquidation or dissolution of the Company, holders of the Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Preferred Shares after satisfaction of all liabilities to the Company’s creditors but before any distribution is made to or set aside for the holders of junior stock, including the Common Shares.

In general, the holders of the Preferred Shares will be entitled to vote together with the holders of the Common Shares on an as-converted basis on any matter submitted for a vote of Common Shares. In addition, the holders of the Preferred Shares, voting as a separate class, will have the right to approve any future issuance of senior or parity stock (except that the Company may freely issue additional Preferred Shares up to an aggregate amount of $115 million), any redemption of the Company’s capital stock, any amendment of the Company’s articles of incorporation, bylaws or the Statement of Designation or any share exchange, reclassification, merger, consolidation, liquidation, dissolution, asset sale or other disposition of all or substantially all of the assets of the Company. In addition, subject to certain exceptions, the holders of the Preferred Shares have preemptive rights to prevent dilution and the right to elect up to two members of the Company’s board of directors. A copy of the Statement of Designation is filed as Exhibit 3.1 to this report.

In addition, on January 30, 2009, as contemplated by the Purchase Agreement, the Investors and the Company entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, in certain circumstances, the Company will be obligated to file a registration statement covering the potential sale of the Common Shares issuable upon conversion of the Preferred Shares. A copy of the Registration Rights Agreement is filed as Exhibit 10.3 to this report.

        Pursuant to the Purchase Agreement, on January 30, 2009, the Company entered into an amendment to its shareholders rights agreement (the “Amendment to the Rights Agreement”) in order to exempt from the shareholders rights agreement the Investors as to the transactions contemplated by the Purchase Agreement and any conversion of the Preferred Shares into the Company’s Class A Commons Shares. The Amendment to the Rights Agreement was executed by the Company and the American Stock Transfer & Trust Company, LLC. A copy of the Amendment to the Rights Agreement is filed as Exhibit 10.2 to this report.

In connection with the closing of the transactions contemplated by the Purchase Agreement, Gerry Wang, the Company’s chief executive officer (“CEO”), amended his employment agreement with Seaspan Ship Management Ltd., an affiliate of Seaspan Management Services Limited, the Company’s manager, in order to extend the initial term of his employment to December 31, 2013 (the “Amendment to the Gerry Wang Employment Agreement”). Thereafter, his employment agreement automatically extends on December 31 of each year unless a prior written notice of non-renewal is delivered by either party no earlier than 210 days and no later than 180 days prior to such date. A copy of the Amendment to the Gerry Wang Employment Agreement is filed as Exhibit 10.4 to this report.

The descriptions of the Statement of Designation, the Purchase Agreement, the Amendment to the Rights Agreement, the Registration Rights Agreement and the Amendment to the Gerry Wang Employment Agreement are qualified in their entirety by reference to the agreements themselves, which are incorporated by reference herein and included as Exhibits 3.1, 10.1, 10.2, 10.3 and 10.4 hereto, respectively.

This Form 6-K is filed with reference to and hereby incorporated by reference into the Registration Statements, filed with the Securities and Exchange Commission on April 18, 2007 on Form F-3 (Registration No. 333-142195) and on May 30, 2008 on Form F-3D (Registration No. 333-151329) of Seaspan Corporation.

The following documents are filed with reference to and hereby incorporated by reference into this report.

3.1	Statement of Designation of the 12% Cumulative Preferred Shares—Series A, dated January 22, 2009

4.1	Form of Series A Preferred Stock Certificate

10.1	Preferred Stock Purchase Agreement dated January 22, 2009, by and among Seaspan Corporation and certain investors named therein

10.2	Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent

10.3	Registration Rights Agreement dated January 30, 2009, by and among Seaspan Corporation and certain investors named therein

10.4	Amendment No. 1 to Executive Employment Agreement with Gerry Wang, effective as of January 1, 2009, by and between Seaspan Ship Management Ltd. and Gerry Wang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 2, 2009	By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer

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